SHELTON FUNDS 485BPOS

Exhibit (h)(6)

1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 (800) 955-9988 (415) 421-2019

March 4, 2022

Shelton Funds

1875 Lawrence Street, Suite 300

Denver, Colorado 80202-1805

Re:	Certain Expense Limits

Gentlemen:

CCM Partners, LP d/b/a Shelton Capital Management ("SCM"), as the investment adviser to the various series funds (each a "Fund", and collectively the "Funds") of Shelton Funds, hereby agrees to the expense limitations staled in the table below with respect to the Nasdaq-I00 Fund.

SCM agrees to reimburse expenses incurred by the Fund to the extent that total annual operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed the percentage indicated in respect of each share class.

Name of Fund	Class	Expense Undertaking by Shelton Capital Management through March 4, 2023
NASDAQ-I00 Index Fund	Direct	0.49%
	Class K	0.99%
	Institutional	0.25%

This agreement may only be terminated or modified in respect of the Fund with the approval of the Board of Trustees. SCM may be reimbursed for any foregone advisory fees or unreimbursed expenses within three fiscal years following a particular reduction or expense, but only to the extent the reimbursement does not cause the Fund to exceed applicable expense limits, and the effect of the reimbursement is measured after all ordinary operating expenses are calculated. Any such reimbursement is subject to the review and approval of the Board of Trustees.

If you have any questions. please do not hesitate to contact me at 415-625-4900.

Very truly yours,

/s/ Steve Rogers
Steve Rogers
Chief Executive Officer
Shelton Capital Management

Exhibit (h)(6)

Agreed and Acknowledged:

/s/ Kevin Kogler	4/27/22
Name	Date

Cc:	Peter H. Schwartz. Davis Graham & Stubbs LLP, Counsel to Shelton Funds

Greg Pusch, General Counsel (SCM) & CCO (Shelton Funds and SCM)